Brad Skinner, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

July 21, 2006

Dear Mr. Skinner;

Thank you for your additional comments on our recent filings for Sitestar Corporation, File No. 000-27763. I appreciate your input and guidance in our continuing efforts to maintain full compliance with disclosures and in providing insight for our readers to make informed considerations of Sitestar Corporation.

Keyed responses and amendments to your comments are as follows:

Form 10-KSB for the Year Ended December 31, 2005

General

Filing 10-KSB/A for the year ended December 31, 2005

1.
Based on my telephone conversation with you, just prior to submitting our response to your comment letter, I deferred filing the form 10-KSB/A until you responded to my letter. I intend to file the aforementioned form as soon as practicable.

2.	Please be advised that we acknowledge the following:

•	Sitestar Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Financial Statements

General

3.	In all future filings earnings per share will be rounded to the nearest whole cent only.

Notes to Condensed Consolidated Financial Statements

Note 7 - Acquisitions, page 14

4.
The purchase price for acquisitions are allocated first to identifiable assets and should there be excess above identifiable assets the remainder is allocated to intangible assets.  Consistently the allocation of the purchase price has not exceeded the identifiable assets and no further allocation has been required to account for the purchase price. The allocations are as follows:

	NetRover	Prolynx
Purchase Price Allocations:
Accounts receivable	$-	$4,310
Fixed assets	-	5,500
Customer list	594,535	92,029
Non-compete agreement	10,000	5,000
Deferred Revenue	-	(16,839)

Total Purchase Price	$604,535	$90,000

Controls and Procedures, page 28

5.
We inadvertently disclosed that there were no “significant changes” to internal controls over financial reporting that could “significantly affect internal controls during the last fiscal quarter ended March 31, 2006.”. Per item 308(c) of Regulation S-B we should have disclosed that there were “no” changes in internal control over financial reporting during the last fiscal quarter ended March 31, 2006 that materially affected, or is reasonably likely to materially affect internal control over financial reporting.

Sincerely,

Daniel Judd, CFO

7109 Timberlake Road • Lynchburg, Virginia 24502
Tel 434-239-4272 • Fax 818-332-4213 • www.sitestar.com